SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 2 TO
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                             MALLON RESOURCES CORP.
                 --------------------------------------------------------------

                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                 --------------------------------------------------------------

                         (Title of Class of Securities)

                                                      561240201
                 --------------------------------------------------------------

                                 (CUSIP NUMBER)

                          CAMBRIDGE INVESTMENTS LIMITED
                              600 Montgomery Street
                                   43rd Floor
                         San Francisco, California 94111
                            Tel. No.: (415) 781-0866
                 --------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                           Michael G. Tannenbaum, Esq.
              Newman Tannenbaum Helpern Syracuse & Hirschtritt LLP
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700

                                December 16, 1997
                 --------------------------------------------------------------

             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4) check the following box [ ]

Check the following box if a fee is being paid with the statement [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                               Page 1 of 6 Pages

------------------------                       --------------------------------
CUSIP No. 561240201                                      13D
------------------------                       --------------------------------

-------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Cambridge Investments Limited
-------------------------------------------------------------------------------
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) |_|
                                                                      (b) |_|


-------------------------------------------------------------------------------
      3         SEC USE ONLY


-------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*

                00
-------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)                            |_|


-------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                U.S.A.

-------------------------------------------------------------------------------
              NUMBER OF     7       SOLE VOTING POWER
               SHARES
            BENEFICIALLY           0 shares of Common Stock (See Item 5)
              OWNED BY
                EACH
              REPORTING
             PERSON WITH
-------------------------------------------------------------------------------
     8       SHARED VOTING POWER

             0
-------------------------------------------------------------------------------
    9       SOLE DISPOSITIVE POWER

            0 shares of Common Stock (See Item 5.)
-------------------------------------------------------------------------------
  10      SHARED DISPOSITIVE POWER

          0
-------------------------------------------------------------------------------

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0 shares of Common Stock (See Item 5.)
-------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                    |_|


-------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0% of Common Stock  (See Item 5)
-------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                IA
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                               Page 2 of 6 Pages

                                                   SCHEDULE 13D


                  This Amendment No. 2 to Schedule 13D is being filed on behalf of Cambridge Investments Limited ("Cambridge" or "CIL"), a California corporation, registered as an investment advisor in the State of California, regarding shares of Mallon Resources Corp.
sold on behalf of certain of its clients.

Item 1.           Security and Issuer

                  Securities acquired:  Common Stock, $0.01 par value

                  Issuer:       Mallon Resources Corp.
                                999 18th Street, Suite 1700
                                Denver, Colorado 80202
                                Tel. No. (303) 293-2333


Item 2.           Identity and Background

                  There is no change in this section.

Item 3.           Source and Amount of Funds

             Cambridge, through Cambridge Energy Fund International ("CEF"), Cambridge Energy L.P. ("CELP"), Cambridge Oil & Gas, L.P. ("COG"), Palamundo, LDC ("PAL") and Cambridge has sold its entire interest in the common stock of the Issuer.


Item 4.           Purpose of the Transaction

            Cambridge has ceased to beneficially own any of the Common Stock of the Issuer; accordingly, this provision is inapplicable.


Item 5.           Interest in Securities of the Issuer

                  (a) Cambridge, through CEF, CELP, COG, PAL and CIL has sold its entire interest in the common stock of the Issuer.

                  (b) Cambridge has ceased to beneficially own any of the Common Stock of the Issuer, accordingly, this provision is inapplicable.

                  (c) The transactions in the Issuer's Securities by Cambridge over the last sixty (60) days are listed in Annex A attached hereto and made a part hereof.


                                               Page 3 of 6 Pages


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                  (d) Cambridge has ceased to beneficially own any of the Common
Stock of the Issuer; accordingly, this provision is inapplicable.

                  (e) There is no change in this subsection.


Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

                  There is no change in this section.


Item 7.           Material to be Filed as Exhibits

                  There is no change in this section.


                                               Page 4 of 6 Pages


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

                                     ANNEX A

-----------------------------------------------------------------------------------------
                                         MLRC
-----------------------------------------------------------------------------------------
         DATE      ACCOUNT          TRANS                       SHARES            PRICE
                                    (A/D)                                         ($)
-----------------------------------------------------------------------------------------
         11/14/97  PAL               D                            2707            10.75
-----------------------------------------------------------------------------------------
         12/16/97  CEF               D                           19600             8.77
-----------------------------------------------------------------------------------------
         12/16/97  CEF               D                           39200             8.77
-----------------------------------------------------------------------------------------
         12/16/97  CEF               D                           14157             8.77
-----------------------------------------------------------------------------------------
         12/16/97  CEF               D                           14500             8.77
-----------------------------------------------------------------------------------------
         12/16/97  CEF               D                            1093             8.77
-----------------------------------------------------------------------------------------
         12/16/97  CIL               D                          140000             8.77
-----------------------------------------------------------------------------------------
         12/17/97  CEF               D                           48643             8.57
-----------------------------------------------------------------------------------------
         12/18/97  CELP              D                           12000             8.56
-----------------------------------------------------------------------------------------
         12/18/97  COG               D                           17000             8.58
-----------------------------------------------------------------------------------------
         12/19/97  CELP              D                           25000             8.41
-----------------------------------------------------------------------------------------
         12/22/97  CELP              D                            5300             8.04
-----------------------------------------------------------------------------------------
         12/22/97  CELP              D                            9300             8.04
-----------------------------------------------------------------------------------------
         12/22/97  CELP              D                           30400             8.04
-----------------------------------------------------------------------------------------
         12/23/97  CELP              D                           22900             8.39
-----------------------------------------------------------------------------------------
         12/23/97  CELP              D                           69000             8.39
-----------------------------------------------------------------------------------------



                                               Page 5 of 6 Pages

Signatures

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  January 16, 1998


                                               CAMBRIDGE INVESTMENTS LIMITED


                                               By: /s/ Jocelyn E. Weingart,
                                                     Vice President


                                               Page 6 of 6 Pages

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